CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(UNAUDITED)

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

Keith Neumeyer	Raymond Polman, CPA, CA
President & CEO	Chief Financial Officer
August 6, 2020	August 6, 2020

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 and 2019
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Earnings (Loss) provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2020	2019	2020	2019

Revenues	5	$34,855	$83,669	$120,920	$170,479
Mine operating costs
Cost of sales	6	26,187	62,772	76,022	122,119
Cost of sales - standby costs	6	9,166	—	10,112	—
Depletion, depreciation and amortization		7,264	16,691	21,433	33,901
		42,617	79,463	107,567	156,020

Mine operating (loss) earnings		(7,762)	4,206	13,353	14,459

General and administrative expenses	7	5,846	5,966	12,130	12,466
Share-based payments		1,947	2,017	4,325	4,092
Mine holding costs	8	5,603	394	10,382	1,202
Loss on sale of exploration project	14	—	—	10,106	—
Foreign exchange loss (gain)		6,229	(748)	3,403	(3,117)
Operating loss		(27,387)	(3,423)	(26,993)	(184)

Unrealized gain (loss) on foreign currency derivatives	18	10,251	—	(12,403)	—
Investment and other income (loss)	9	5,259	(87)	4,719	1,931
Finance costs	10	(3,550)	(3,742)	(7,406)	(7,447)
Loss before income taxes		(15,427)	(7,252)	(42,083)	(5,700)

Income taxes
Current income tax expense		795	500	2,009	3,964
Deferred income tax (recovery) expense		(6,254)	4,215	(1,688)	(577)
		(5,459)	4,715	321	3,387

Net loss for the period		($9,968)	($11,967)	($42,404)	($9,087)

(Loss) earnings per common share
Basic	11	($0.05)	($0.06)	($0.20)	($0.05)
Diluted	11	($0.05)	($0.06)	($0.20)	($0.05)

Weighted average shares outstanding
Basic	11	209,645,317	200,965,605	209,520,684	198,413,338
Diluted	11	209,645,317	200,965,605	209,520,684	198,413,338

Approved by the Board of Directors

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 and 2019
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Three Months Ended June 30,		Six Months Ended June 30,
		2020	2019	2020	2019

Net loss for the period		($9,968)	($11,967)	($42,404)	($9,087)

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net earnings (loss):
Unrealized gain (loss) on fair value of investments in marketable securities	13(b)	5,785	(33)	6,078	117
Realized gain on investments in marketable securities	13(b)	197	123	197	123
Remeasurement of retirement benefit plan		—	—	(455)	—

Other comprehensive income		5,982	90	5,820	240

Total comprehensive loss		($3,986)	($11,877)	($36,584)	($8,847)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 and 2019
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2020	2019	2020	2019
Operating Activities
Net loss for the period		($9,968)	($11,967)	($42,404)	($9,087)
Adjustments for:
Depletion, depreciation and amortization		7,733	17,149	22,358	34,813
Share-based payments		1,947	2,017	4,325	4,092
Income tax expense		(5,459)	4,715	321	3,387
Finance costs	10	3,550	3,742	7,406	7,447
Loss on sale of exploration project	14	—	—	10,176	—
Unrealized (gain) loss on foreign currency derivatives	18	(10,251)	—	12,403	—
Other	23	(3,966)	2,073	(7,686)	782
Operating cash flows before movements in working capital and taxes		(16,414)	17,729	6,899	41,434
Net change in non-cash working capital items	23	(10,619)	1,634	(21,382)	11,880
Income taxes paid		(3,515)	(3,805)	(4,017)	(5,041)
Cash (used in) generated by operating activities		(30,548)	15,558	(18,500)	48,273

Investing Activities
Expenditures on mining interests		(9,460)	(17,754)	(29,232)	(37,589)
Acquisition of property, plant and equipment		(7,074)	(8,817)	(19,090)	(18,946)
Deposits paid for acquisition of non-current assets		(4,112)	(1,009)	(5,630)	(1,649)
Proceeds from sale of marketable securities		393	195	393	195
Purchase of marketable securities		(773)	—	(773)	—
Proceeds from settlement of silver futures		2,079	195	2,079	824
Cash used in investing activities		(18,947)	(28,158)	(52,253)	(57,165)

Financing Activities
Proceeds from ATM program, net of share issue costs	21(a)	—	16,028	13,792	48,486
Proceeds from exercise of stock options		1,005	908	2,846	2,060
Repayment of lease liabilities	20	(1,638)	(1,042)	(3,417)	(2,048)
Finance costs paid		(284)	(631)	(2,240)	(2,930)
Repayment of Scotia debt facility	19	—	—	(10,000)	—
Shares repurchased and cancelled	21(e)	—	—	(1,694)	—
Cash (used in) provided by financing activities		(917)	15,263	(713)	45,568

Effect of exchange rate on cash and cash equivalents held in foreign currencies		455	419	(2,313)	850
(Decrease) increase in cash and cash equivalents		(50,412)	2,663	(71,466)	36,676
Cash and cash equivalents, beginning of the period		145,187	91,457	169,009	57,013
Cash and cash equivalents, end of period		$95,230	$94,539	$95,230	$94,539

Cash		$90,760	$94,539	$90,760	$94,539
Short-term investments		4,470	—	4,470	—
Cash and cash equivalents, end of period		$95,230	$94,539	$95,230	$94,539

Supplemental cash flow information	23

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2020 AND DECEMBER 31, 2019
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)
The Condensed Interim Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	June 30, 2020	December 31, 2019
Assets

Current assets
Cash and cash equivalents		$95,230	$169,009
Trade and other receivables		1,506	4,295
Value added taxes receivable		31,431	29,637
Income taxes receivable		280	—
Inventories	12	43,539	30,517
Other financial assets	13	16,659	7,488
Prepaid expenses and other		4,249	2,033
Total current assets		192,894	242,979

Non-current assets
Mining interests	14	466,204	463,391
Property, plant and equipment	15	241,577	236,639
Right-of-use assets	16	12,851	12,034
Deposits on non-current assets		6,196	2,189
Non-current income taxes receivable		16,045	19,551
Deferred tax assets		84,070	51,141
Total assets		$1,019,837	$1,027,924

Liabilities and Equity

Current liabilities
Trade and other payables	17	$50,637	$59,123
Other financial liabilities	18	11,421	—
Unearned revenue	5	19	4,486
Current portion of debt facilities	19	10,556	1,175
Current portion of lease liabilities	20	6,017	6,920
Income taxes payable		—	149
Total current liabilities		78,650	71,853

Non-current liabilities
Debt facilities	19	138,580	154,643
Lease liabilities	20	14,379	15,016
Decommissioning liabilities		34,240	40,528
Other liabilities		4,468	4,675
Deferred tax liabilities		104,514	78,888
Total liabilities		$374,831	$365,603

Equity
Share capital		950,582	933,182
Equity reserves		98,815	90,692
Accumulated deficit		(404,391)	(361,553)
Total equity		$645,006	$662,321
Total liabilities and equity		$1,019,837	$1,027,924

Commitments (Note 16; Note 22(c)); Subsequent event (Note 21(a); Note 25)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 4

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)
The Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Accumulated deficit
	Shares	Amount	Share-based payments(a)	Other comprehensive income(loss)(b)	Equity component of convertible debenture(c)	Total equity reserves		Total equity
Balance at December 31, 2018	193,873,335	$827,622	$71,715	($2,849)	$19,164	$88,030	($321,079)	$594,573
Net loss for the period	—	—	—	—	—	—	(9,087)	(9,087)
Other comprehensive income	—	—	—	240	—	240	—	240
Total comprehensive loss	—	—	—	240	—	240	(9,087)	(8,847)
Share-based payments	—	—	4,092	—	—	4,092	—	4,092
Shares issued for:
Exercise of stock options (Note 21(b))	508,874	2,568	(508)	—	—	(508)	—	2,060
At-the-Market Distributions (Note 21(a))	8,039,363	48,486	—	—	—	—	—	48,486
Settlement of restricted share units (Note 21(c))	100,000	642	(642)	—	—	—	—	—
Shares cancelled	1,661	7	—	—	—	—	—	7
Balance at June 30, 2019	202,523,233	$879,325	$74,657	($2,609)	$19,164	$91,212	($330,166)	$640,371

Balance at December 31, 2019	208,112,072	$933,182	$74,060	($2,532)	$19,164	$90,692	($361,553)	$662,321
Net loss for the period	—	—	—	—	—	—	(42,404)	(42,404)
Other comprehensive income	—	—	—	5,820	—	5,820	—	5,820
Total comprehensive loss	—	—	—	5,820	—	5,820	(42,404)	(36,584)
Share-based payments	—	—	4,325	—	—	4,325	—	4,325
Shares issued for:
Exercise of stock options (Note 21(b))	490,159	3,952	(1,106)	—	—	(1,106)	—	2,846
At-the-Market Distributions (Note 21(a))	1,304,338	13,792	—	—	—	—	—	13,792
Settlement of restricted share units (Note 21(c))	117,000	916	(916)	—	—	(916)	—	—
Shares repurchased and cancelled (Note 21(e))	(275,000)	(1,260)	—	—	—	—	(434)	(1,694)
Balance at June 30, 2020	209,748,569	$950,582	$76,363	$3,288	$19,164	$98,815	($404,391)	$645,006

(a)Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.
(b)Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") financial instruments and re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas' retirement benefit plan.
(c)Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $26.3 million, net of deferred tax effect of $7.1 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company owns three producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine, four mines in suspension: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine, and several development and exploration stage projects.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, and International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2019, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 22(a)) and marketable securities (Note 13). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2019.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management to make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2020, the Company applied the critical judgments and estimates disclosed in note 3 of its audited consolidated financial statements for the year ended December 31, 2019 and the following amendments to accounting policies:

Amendments to IFRS 3 Definition of a Business
The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

Additional guidance is provided that helps to determine whether a substantive process has been acquired.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Amendments to IFRS 3 Definition of a Business (continued)
The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets.
The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020. The Company will assess the impact of these amendments on future acquisitions to all business combinations and asset acquisitions.

Amendments to IFRS 16 Leases
To provide practical relief to lessees in accounting for rent concessions arising as a result of COVID-19 the International Accounting Standards Board ("IASB") proposed an amendment to IFRS 16 which provide lessees with a practical expedient that relieves a lessee from assessing whether a COVID-19-related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after June 1, 2020, with earlier application permitted. This amendment did not have a significant impact to the Company's financial statements as the Company has not received any COVID-19 related rent concessions as of the date of these financial statements.

4. SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré which are refined or smelted into pure silver and gold and sold to global metal brokers. Historically, the Company has also produced industrial metals of lead and zinc from its sales of concentrates. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:
•engages in business activities from which it may earn revenues and incur expenses;
•whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•for which discrete financial information is available.

For the three and six months ended June 30, 2020, the Company's reporting segments includes its three operating mines in Mexico. Effective January 1, 2020, the Company no longer considers the La Parrilla, Del Toro, San Martin and La Guitarra mines, which have been placed on suspension, as significant reporting segments. Accordingly, these mines have been grouped as "non-producing properties" category for the three and six months ended June 30, 2020 and 2019. “Others” consists primarily of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 14), debt facilities (Note 19), intercompany eliminations, and corporate expenses which are not allocated to operating segments. Management evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments. The segmented information for the comparative periods have been adjusted to reflect the Company's reporting segments for the reporting periods ended June 30, 2020 for consistency.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
4. SEGMENTED INFORMATION (continued)

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

Three Months Ended June 30, 2020 and 2019		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2020	$25,233	$24,373	$5,150	($4,290)	$5,238
	2019	46,007	28,086	6,918	11,003	9,180
Santa Elena	2020	5,137	6,231	1,089	(2,183)	4,046
	2019	19,792	13,704	2,921	3,167	4,648
La Encantada	2020	3,864	4,148	622	(906)	1,294
	2019	7,194	8,312	2,702	(3,820)	3,597
Non-producing Properties	2020	—	—	147	(147)	—
	2019	10,618	12,564	3,889	(5,835)	6,283
Others	2020	621	601	256	(236)	5,464
	2019	58	106	261	(309)	6,031
Consolidated	2020	$34,855	$35,353	$7,264	($7,762)	$16,042
	2019	$83,669	$62,772	$16,691	$4,206	$29,739

Six Months Ended June 30, 2020		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2020	$72,947	$50,440	$13,931	$8,576	$18,040
	2019	86,892	51,468	13,190	22,234	17,377
Santa Elena	2020	27,726	20,159	3,880	3,687	11,448
	2019	39,925	26,471	5,209	8,245	9,469
La Encantada	2020	19,158	13,466	2,762	2,930	4,085
	2019	18,767	17,347	6,186	(4,766)	6,447
Non-producing Properties	2020	183	1,361	338	(1,516)	2,095
	2019	24,656	26,510	8,797	(10,651)	12,535
Others	2020	906	708	522	(324)	10,430
	2019	239	323	519	(603)	12,621
Consolidated	2020	$120,920	$86,134	$21,433	$13,353	$46,098
	2019	$170,479	$122,119	$33,901	$14,459	$58,449

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
4. SEGMENTED INFORMATION (continued)

At June 30, 2020 and December 31, 2019		Mining Interests		Property, plant and equipment	Total mining assets	Total assets	Total liabilities
		Producing	Exploration
Mexico
San Dimas	2020	$197,242	$10,221	$114,043	$321,506	$382,113	$74,604
	2019	193,433	8,699	116,556	318,688	375,359	61,476
Santa Elena	2020	49,660	20,737	47,720	118,117	140,363	24,058
	2019	45,046	18,592	47,787	111,425	134,666	23,867
La Encantada	2020	23,898	1,383	14,953	40,234	79,568	20,542
	2019	23,091	1,104	14,736	38,931	71,255	21,563
Non-producing Properties	2020	105,778	35,011	30,773	171,562	211,979	34,014
	2019	105,778	32,938	31,050	169,766	213,061	36,261
Others	2020	—	22,275	34,088	56,363	205,815	221,613
	2019	—	34,710	26,510	61,220	233,582	222,436
Consolidated	2020	$376,578	$89,627	$241,577	$707,782	$1,019,838	$374,831
	2019	$367,348	$96,043	$236,639	$700,030	$1,027,923	$365,603

During the three and six months ended June 30, 2020, the Company had three (June 30, 2019 - five) customers that accounted for 100% of its sales revenue, with one major customer accounting for 89% of total revenue (2019 - one major customer for 83%).

5. REVENUES

The majority of the Company’s revenues are from the sale of precious metals contained in doré form. Historically some of the production was from metals in concentrate form. The Company’s primary products are precious metals of silver and gold. Historically, the Company has also produced industrial metals of lead and zinc from its sales of concentrates. Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the period are summarized as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
	2020		2019		2020		2019
Gross revenue from payable metals:
Silver	$20,332	58%	$46,844	55%	$72,346	59%	$99,332	57%
Gold	14,826	42%	34,843	41%	49,528	41%	66,874	39%
Lead	2	—%	1,893	2%	76	—%	4,422	3%
Zinc	—	—%	1,451	2%	—	—%	2,686	2%
Gross revenue	35,160	100%	85,031	100%	121,950	100%	173,314	100%
Less: smelting and refining costs	(305)		(1,362)		(1,030)		(2,835)
Revenues	$34,855		$83,669		$120,920		$170,479

As at June 30, 2020, the Company had $Nil unearned revenue (December 31, 2019 - $4.5 million) that has not satisfied performance obligations.

(a)Gold Stream Agreement with Sandstorm Gold Ltd.
The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation. During the six months ended June 30, 2020, the Company delivered 2,727 ounces (2019 - 3,914 ounces) of gold to Sandstorm at an average price of $460 per ounce (2019 - $457 per ounce).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 9

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
5. REVENUES (continued)

(b)  Gold Stream Agreement with Wheaton Precious Metals Corporation
In 2018, the San Dimas mine entered into a purchase agreement with Wheaton Precious Metals International ("WPMI"), which entitles Wheaton Precious Metals Corp. ("WPM") to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1. In the event the average gold to silver price ratio falls below 90:1 for a period of six months or more, the 70:1 exchange ratio will be reinstated.

During the six months ended June 30, 2020, the Company delivered 17,388 ounces (2019 - 21,795 ounces) of gold to WPM at $607 (2019 - $603) per ounce.

6. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Consumables and materials	$5,669	$12,064	$15,589	$24,488
Labour costs	15,016	33,735	42,339	61,922
Energy	3,403	10,322	11,181	19,583
Other costs	2,190	1,312	6,551	5,597
Production costs	$26,278	$57,433	$75,660	$111,590
Transportation and other selling costs	320	734	842	1,541
Workers participation costs	6,726	3,479	8,724	5,074
Environmental duties and royalties	252	341	648	677
Inventory changes	(7,389)	785	(9,852)	3,237
	$26,187	$62,772	$76,022	$122,119

Cost of sales for the three and six months ended June 30, 2020 included standby costs of $9.2 million and $10.1 million, respectively, primarily related to direct costs incurred at the San Dimas ($3.5 million), Santa Elena ($2.0 million) and La Encantada ($1.7 million) mines due to temporary suspensions following Mexico’s Ministry of Health’s Federal Decree requiring all non-essential businesses, including mining, to temporarily suspend activities throughout most of April and May in response to the global pandemic. In addition, the Company incurred $2.0 million in standby costs related to the 13-day union work stoppage at San Dimas in June 2020.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
7. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Corporate administration	$1,246	$1,282	$2,523	$2,322
Salaries and benefits	2,463	2,629	5,628	6,152
Audit, legal and professional fees	1,323	1,267	2,370	2,428
Filing and listing fees	138	127	293	260
Directors fees and expenses	207	204	391	393
Depreciation	469	457	925	911
	$5,846	$5,966	$12,130	$12,466

8. MINE HOLDING COSTS

The Company’s mine holding costs are primarily comprised of labour costs associated with care and maintenance staffs, electricity, security, environmental and community support costs for the following mines which are currently under temporary suspension:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Del Toro	$2,688	$—	$4,870	$—
La Parrilla	1,648	—	3,367	—
San Martin	892	—	892	—
La Guitarra	376	394	1,254	1,202
	$5,604	$394	$10,383	$1,202

9. INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Gain (loss) from investment in marketable securities (Note 13(a))	$3,289	($1,314)	$1,921	($161)
Gain (loss) from investment in silver futures derivatives	1,789	46	2,079	(490)
Interest income and other	181	1,181	719	2,582
	$5,259	($87)	$4,719	$1,931

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
10. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, lease liabilities and accretion of decommissioning liabilities. The Company’s finance costs in the period are summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Debt facilities (Note 19)	$2,622	$2,752	$5,262	$5,459
Lease liabilities (Note 20)	364	199	767	407
Accretion of decommissioning liabilities	546	606	1,169	1,210
Silver sales and other	18	185	208	371
	$3,550	$3,742	$7,406	$7,447

11. EARNINGS OR LOSS PER SHARE

Basic earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings or loss per share adjusts basic net earnings per share for the effects of potential dilutive common shares.

The calculations of basic and diluted earnings or loss per share for the period ended June 30, 2020 and 2019 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net (loss) earnings for the period	($9,968)	($11,967)	($42,404)	($9,087)

Weighted average number of shares on issue - basic and diluted(1)	209,645,317	200,965,605	209,520,684	198,413,338

(Loss) earnings per share - diluted	($0.05)	($0.06)	($0.20)	($0.05)

(1)For the three and six months ended June 30, 2020, diluted weighted average number of shares excluded 8,413,109 (2019 - 9,701,515) options, 330,613 restricted and preferred share units (2019 - nil) and 16,327,598 (2019 - 16,327,598) common shares issuable under the convertible debentures (Note 19(a)) that were anti-dilutive.

12. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value. Inventories of the Company are comprised of:

	June 30, 2020	December 31, 2019
Finished goods - doré and concentrates	$15,687	$1,965
Work-in-process	2,124	3,229
Stockpile	1,486	2,130
Silver coins and bullion	155	291
Materials and supplies	24,087	22,902
	$43,539	$30,517

As at June 30, 2020, the Company held approximately 970,000 ounces (2019 - 55,000 ounces) of silver and 6,000 ounces (2019 - 1,000 ounces) of gold in its finished goods inventory, which were sold and recognized as revenues subsequent to quarter end for approximately $25.0 million.

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
13. OTHER FINANCIAL ASSETS

As at June 30, 2020, other financial assets consists of the Company’s investment in marketable securities and foreign exchange derivatives comprised of the following:

	June 30, 2020	December 31, 2019
First Mining Gold Corp. (TSX: FF)	$4,781	$3,010
Sprott Physical Silver Trust (NYSE: PSLV)	2,644	2,616
FVTPL marketable securities (a)	$7,425	$5,626
FVTOCI marketable securities (b)	9,234	880
Total marketable securities	$16,659	$6,506
Foreign currency derivatives (Note 19)	—	982
Total other financial assets	$16,659	$7,488

(a)Fair Value through Profit or Loss ("FVTPL") Marketable Securities
Gains in marketable securities designated as FVTPL for the three and six months ended June 30, 2020 were $3.3 million (2019 - loss of $1.3 million) and $1.9 million (2019 - loss of $0.2 million), respectively, and are recorded through profit or loss.

(b)Fair Value through Other Comprehensive Income ("FVTOCI") Marketable Securities
As part of considerations received for the sale of the Plomosas Silver Project (see Note 14(c)), the Company received 17,097,500 common shares of GR Silver Mining Ltd. with a fair value of $1.7 million on March 27, 2020. In May 2020, the Company participated in a private placement by GR Silver Mining Ltd. and acquired an additional 4,000,000 shares and 2,000,000 one-year warrants with a strike price of CAD$0.40 per share for $0.8 million. These shares are designated as FVTOCI marketable securities and the warrants are designated as FVTPL marketable securities.

Changes in fair value of marketable securities designated as FVTOCI for the three and six months ended June 30, 2020 were $6.0 million (2019 - $0.1 million) and $6.3 million (2019 - $0.2 million), respectively, and were recorded through other comprehensive income and will not be transferred into earnings or loss upon disposition or impairment.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
14. MINING INTERESTS

Mining interests primarily consist of acquisition, development and exploration costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	June 30, 2020	December 31, 2019
Depletable properties	$376,578	$367,348
Non-depletable properties (exploration and evaluation costs)	89,626	96,043
	$466,204	$463,391

Depletable properties are allocated as follows:

Depletable properties	San Dimas	Santa Elena	La Encantada	Non-producing Properties(1)	Total
Cost
At December 31, 2018	$193,305	$45,041	$99,436	$478,883	$816,665
Additions	24,596	6,813	5,995	9,088	46,492
Change in decommissioning liabilities	301	2,338	500	6,161	9,300
Transfer from exploration properties	2,456	7,462	5,659	—	15,577
At December 31, 2019	$220,658	$61,654	$111,590	$494,132	$888,034
Additions	7,992	1,920	1,856	—	11,768
Transfer from exploration properties	3,645	4,229	472	—	8,346
At June 30, 2020	$232,295	$67,803	$113,918	$494,132	$908,148
Accumulated depletion, amortization and impairment
At December 31, 2018	($10,871)	($11,594)	($59,872)	($380,677)	($463,014)
Depletion and amortization	(16,354)	(5,014)	(6,025)	(7,677)	(35,070)
Impairment	—	—	(22,602)	—	(22,602)
At December 31, 2019	($27,225)	($16,608)	($88,499)	($388,354)	($520,686)
Depletion and amortization	(7,828)	(1,535)	(1,521)	—	(10,884)
At June 30, 2020	($35,053)	($18,143)	($90,020)	($388,354)	($531,570)

Carrying values
At December 31, 2019	$193,433	$45,046	$23,091	$105,778	$367,348
At June 30, 2020	$197,242	$49,660	$23,898	$105,778	$376,578
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
14. MINING INTERESTS (continued)

Non-depletable properties costs are allocated as follows:

Non-depletable properties	San Dimas	Santa Elena	La Encantada	Non-producing Properties(1)	Exploration Projects(2)	Total
At December 31, 2018	$3,705	$14,316	$5,660	$24,841	$33,440	$81,962
Exploration and evaluation expenditures	7,450	11,738	2,164	8,097	1,032	30,481
Change in decommissioning liabilities	—	—	—	—	238	238
Impairment	—	—	(1,061)	—	—	(1,061)
Transfer to producing properties	(2,456)	(7,462)	(5,659)	—	—	(15,577)
At December 31, 2019	$8,699	$18,592	$1,104	$32,938	$34,710	$96,043
Exploration and evaluation expenditures	5,167	6,374	751	2,073	748	15,112
Sale of exploration project (c)	—	—	—	—	(13,183)	(13,183)
Transfer to producing properties	(3,645)	(4,229)	(472)	—	—	(8,346)
At June 30, 2020	$10,221	$20,737	$1,383	$35,011	$22,275	$89,626
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.
(2) Exploration projects include the La Luz, La Joya, Los Amoles, Jalisco Group of Properties and Jimenez del Tuel projects.

(a)San Dimas Silver/Gold Mine, Durango State

In 2018, the San Dimas Mine entered into a gold and silver streaming agreement with WPMI which entitles WPM to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1. In the event the average gold to silver price ratio falls below 90:1 for a period of six months or more, the 70:1 exchange ratio shall be reinstated.

(b)Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations to Sandstorm. The selling price to Sandstorm is currently the lesser of $464 per ounce, subject to a 1% annual inflation increase every April, and the prevailing market price.

(c)Plomosas Silver Project, Sinaloa, Mexico

In March 2020, the Company sold its subsidiary Minera La Rastra, S.A. de C.V. ("MLR"), which holds the Plomosas Silver Project, to GR Silver Mining Ltd. ("GR Silver") for total consideration of $1.7 million, consisting of 17,097,500 common shares of GR Silver with a fair value of $1.7 million on the measurement date, CAD$100,000 in cash and a 2% net smelter return royalty on the Plomosas Project with half of the NSR being subject to a buy-back option for CAD$1,000,000. As at the date of the transaction, MLR had a carrying value of $11.8 million, including $13.1 million in mining interests, resulting in a loss of $10.1 million on the sale.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
15. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment	Assets under Construction(2)	Other	Total
Cost
At December 31, 2018	$177,864	$430,862	$35,673	$23,410	$667,809
Additions	—	1,991	44,709	521	47,221
Transfers and disposals	20,548	23,802	(52,737)	507	(7,880)
At December 31, 2019	$198,412	$456,655	$27,645	$24,438	$707,150
Additions	—	1,122	17,976	119	19,217
Transfers and disposals	207	2,301	(4,445)	410	(1,527)
At June 30, 2020	$198,619	$460,078	$41,176	$24,967	$724,840

Accumulated depreciation, amortization and impairment
At December 31, 2018	($111,258)	($291,959)	$—	($13,508)	($416,725)
Depreciation and amortization	(4,980)	(23,829)	—	(2,122)	(30,931)
Transfers and disposals	271	5,189	—	459	5,919
Impairment	(13,073)	(15,701)	—	—	(28,774)
At December 31, 2019	($129,040)	($326,300)	$—	($15,171)	($470,511)
Depreciation and amortization	(1,918)	(9,909)	—	(1,252)	(13,079)
Transfers and disposals	66	238	—	23	327
At June 30, 2020	($130,892)	($335,971)	$—	($16,400)	($483,263)

Carrying values
At December 31, 2019	$69,372	$130,355	$27,645	$9,267	$236,639
At June 30, 2020	$67,727	$124,107	$41,176	$8,567	$241,577

(1) Included in land and buildings is $11.2 million (2019 - $11.5 million) of land which is not subject to depreciation.
(2) Assets under construction includes certain innovation projects, such as HIG mills and related modernization, plant improvements, other mine infrastructures and equipment overhauls.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
15. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	San Dimas	Santa Elena	La Encantada	Non-producing Properties(1)	Other	Total
Cost
At December 31, 2018	$127,763	$76,671	$132,146	$299,037	$32,192	$667,809
Additions	10,465	4,453	5,066	3,073	24,164	47,221
Transfers and disposals	(1,925)	9,638	90	(4,870)	(10,813)	(7,880)
At December 31, 2019	$136,303	$90,762	$137,302	$297,240	$45,543	$707,150
Additions	4,881	3,154	1,478	22	9,682	19,217
Transfers and disposals	96	(61)	868	(1,011)	(1,419)	(1,527)
At June 30, 2020	$141,280	$93,855	$139,648	$296,251	$53,806	$724,840

Accumulated depreciation, amortization and impairment
At December 31, 2018	($7,545)	($37,007)	($89,086)	($265,811)	($17,276)	($416,725)
Depreciation and amortization	(12,355)	(6,989)	(5,278)	(4,378)	(1,931)	(30,931)
Transfers and disposals	153	1,021	572	3,999	174	5,919
Impairment	—	—	(28,774)	—	—	(28,774)
At December 31, 2019	($19,747)	($42,975)	($122,566)	($266,190)	($19,033)	($470,511)
Depreciation and amortization	(7,477)	(3,188)	(1,296)	(200)	(918)	(13,079)
Transfers and disposals	(13)	28	(833)	912	233	327
At June 30, 2020	($27,237)	($46,135)	($124,695)	($265,478)	($19,718)	($483,263)

Carrying values
At December 31, 2019	$116,556	$47,787	$14,736	$31,050	$26,510	$236,639
At June 30, 2020	$114,043	$47,720	$14,953	$30,773	$34,088	$241,577
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
16. RIGHT-OF-USE ASSETS

The Company entered into operating leases to use certain land, building, mining equipment and corporate equipment for its operations. The Company is required to recognize right-of-use assets representing its right to use these underlying leased asset over the lease term.

Right-of-use asset is initially measured at cost, equivalent to its obligation for payments over the term of the leases, and subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight-line basis over the shorter period of lease term and useful life of the underlying asset.

Right-of-use assets are comprised of the following:

	Land and Buildings	Machinery and Equipment	Other	Total
At December 31, 2018	$—	$—	$—	$—
Initial adoption	2,624	1,036	22	3,682
Additions	571	14,132	—	14,703
Remeasurements	1,686	232	—	1,918
Depreciation and amortization	(674)	(1,286)	(7)	(1,967)
Impairment	—	(6,302)	—	(6,302)
At December 31, 2019	$4,207	$7,812	$15	$12,034
Additions	1,939	253	—	2,192
Remeasurements	16	72	—	88
Depreciation and amortization	(410)	(1,049)	(3)	(1,462)
At June 30, 2020	$5,752	$7,087	$12	$12,851

17. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	June 30, 2020	December 31, 2019
Trade payables	$12,291	$23,984
Trade related accruals	11,086	12,314
Payroll and related benefits	24,630	19,059
Environmental duty	617	1,483
Other accrued liabilities	2,013	2,283
	$50,637	$59,123

18. OTHER FINANCIAL LIABILITIES

As at June 30, 2020, the Company’s other financial liabilities are comprised of short-term foreign currency derivatives with a fair market value of $11.4 million liability (2019 - asset of $0.9 million), including foreign currency options to purchase Mexican pesos with notional value of $51.1 million (2019 - $27.0 million) at USD:MXN rates ranging from 19.50 to 21.00 and with expiry dates between July to December 2020 (2019 - January to April 2020). These foreign currency derivatives are used to manage foreign exchange exposures on cash flows relating to mining operations, exploration and evaluation activities and corporate expenses within the next 12 months.

Subsequent to quarter end, the Company reduced the notional value of its foreign currency derivatives from $51.1 million to $40.1 million, including $5.0 million in early settlements.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 18

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
18. OTHER FINANCIAL LIABILITIES (continued)

During the three months ended June 30, 2020, the Company realized a foreign exchange loss of $6.2 million (2019 - gain of $0.1 million) and an unrealized gain of $10.3 million (2019 - $nil) on fair value adjustments to its foreign currency derivatives. For the six months ended June 30, 2020, the Company realized a foreign exchange loss $6.1 million (2019 - gain of $0.8 million) and an unrealized loss of $12.4 million (2019 - $nil) on fair value adjustments to its foreign currency derivatives.

19. DEBT FACILITIES

The movement in debt facilities during the six months ended June 30, 2020 and year ended December 31, 2019, respectively, are comprised of the following:

	Convertible Debentures (a)	Revolving Credit Facility (b)	Total
Balance at December 31, 2018	$130,807	$18,705	$149,512
Finance costs
Interest expense	2,975	1,498	4,473
Accretion	5,758	654	6,412
Payments of finance costs	(2,933)	(1,646)	(4,579)
Balance at December 31, 2019	$136,607	$19,211	$155,818
Finance costs
Interest expense	1,483	553	2,037
Accretion	3,016	209	3,225
Repayments of principal	—	(10,000)	(10,000)
Payments of finance costs	(1,467)	(476)	(1,943)
Balance at June 30, 2020	$139,640	$9,497	$149,136

Statements of Financial Position Presentation
Current portion of debt facilities	$1,043	$132	$1,175
Debt facilities	135,564	19,079	154,643
Balance at December 31, 2019	$136,607	$19,211	$155,818
Current portion of debt facilities	$1,060	$9,497	$10,556
Debt facilities	138,580	—	138,580
Balance at June 30, 2020	$139,640	$9,497	$149,136

(a)Convertible Debentures
During the first quarter of 2018, the Company issued $156.5 million of unsecured senior convertible debentures (the “Notes”). The Company received net proceeds of $151.1 million after transaction costs of $5.4 million. The Notes mature on March 1, 2023 and bear an interest rate of 1.875% per annum, payable semi-annually in arrears in March and September of each year.

The Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 104.3297 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate.

The Company may not redeem the Notes before March 6, 2021, except in the event of certain changes in Canadian tax law. At any time on or after March 6, 2021 and until maturity, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. The redemption price is equal to the sum of: (i) 100% of the principal amount of the notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
19. DEBT FACILITIES (continued)

(a)Convertible Debentures (continued)
The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $151.1 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $124.8 million using a discounted cash flow model method with an expected life of five years and a discount rate of 6.14%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method using an effective interest rate of 6.47% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $26.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $7.1 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $5.4 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

(b)Revolving Credit Facility
On May 10, 2018, the Company entered into a $75.0 million senior secured revolving credit facility ("Revolving Credit Facility") with the Bank of Nova Scotia, Bank of Montreal and Investec Bank PLC, as lenders. The Revolving Credit Facility will mature on its third anniversary date on May 10, 2021. Interest on the drawn balance will accrue at LIBOR plus an applicable range of 2.25% to 3.5% while the undrawn portion is subject to a standby fee with an applicable range of 0.5625% to 0.875%, dependent on certain financial parameters of First Majestic. As at June 30, 2020, the applicable rates were 2.9% to 0.6875%, respectively.

These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $563.5 million plus 50% of its positive earnings subsequent to June 30, 2018. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into finance leases up to $30.0 million. As at June 30, 2020 and December 31, 2019, the Company was in compliance with these covenants.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
20. LEASE LIABILITIES

The Company has finance leases, operating leases and equipment financing liabilities for various mine and plant equipment, office space and land. Finance leases and equipment financing obligations require underlying assets to be pledged as security against the obligations and all of the risks and rewards incidental to ownership of the underlying asset being transferred to the Company. For operating leases, the Company controls but does not have ownership of the underlying right-of-use assets.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

Certain lease agreements may contain lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, the Company has elected to account for the lease and non-lease components as a single lease component.

The movement in lease liabilities during the six months ended June 30, 2020 and year ended December 31, 2019 are comprised of the following:

	Finance Leases (a)	Operating Leases (b)	Equipment Financing (c)	Total
Balance at December 31, 2018	$409	$—	$5,438	$5,847
Initial adoption of IFRS 16	—	3,682	—	3,682
Additions	—	14,706	—	14,706
Remeasurements	—	1,918	—	1,918
Finance costs	18	789	335	1,142
Repayments of principal	(359)	(2,395)	(2,459)	(5,213)
Payments of finance costs	(18)	—	(379)	(397)
Foreign exchange loss	—	251	—	251
Balance at December 31, 2019	$50	$18,951	$2,935	$21,936
Additions	—	2,192	—	2,192
Remeasurements	—	88	—	88
Finance costs	—	703	64	767
Repayments of principal	(50)	(2,137)	(1,230)	(3,417)
Payments of finance costs	—	—	(89)	(89)
Foreign exchange gain	—	(1,081)	—	(1,081)
Balance at June 30, 2020	$—	$18,716	$1,680	$20,396
Statements of Financial Position Presentation
Current portion of lease liabilities	$50	$4,518	$2,352	$6,920
Lease liabilities	—	14,433	583	15,016
Balance at December 31, 2019	$50	$18,951	$2,935	$21,936
Current portion of lease liabilities	$—	$4,577	$1,440	$6,017
Lease liabilities	—	14,139	240	14,379
Balance at June 30, 2020	$—	$18,716	$1,680	$20,396

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
20. LEASE LIABILITIES (continued)

(a)Finance Leases
From time to time, the Company may purchase equipment under finance leases with terms ranging from 24 to 48 months. As at June 30, 2020, the Company has fully repaid all of its finance leases and all pledges on related property, plant and equipment have been released.

(b) Operating Leases
Operating leases primarily relate to equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment. These operating leases have remaining lease terms of one to ten years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 5.8% to 11.2%.

(c) Equipment Financing
During 2017, the Company entered into a $7.9 million credit facility with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. The facility bears an interest rate of LIBOR plus 4.60%. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA. As at June 30, 2020 and year ended December 31, 2019, the Company was in compliance with these covenants.

As at June 30, 2020, the net book value of property, plant and equipment includes $2.9 million (2019 - $3.3 million) of equipment pledged as security for the equipment financing.

21. SHARE CAPITAL

(a)Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is summarized in the consolidated statements of changes in equity.

In December 2018, and subsequently amended in August 2019, the Company filed prospectus supplements to the short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100.0 million. The sale of common shares would be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. During the three and six months ended June 30, 2020, First Majestic sold 1,304,338 common shares (December 31, 2019 - 11,172,982 common shares) of the Company under the ATM program at an average price of $10.79 per share for gross proceeds of $14.1 million (December 31, 2019 - $84.4 million), or net proceeds of $13.8 million (December 31, 2019 - $81.9 million) after costs. As at June 30, 2020, the Company completed $98.5 million of this ATM program and the remaining $1.5 million balance was cancelled.

In June 2020, the Company filed prospectus supplements to the shelf prospectus to extend the ATM program by an additional $100.0 million. As at June 30, 2020, the Company has not yet sold any common shares under this program. Subsequent to quarter end, as at August 4, 2020, the Company sold 2,850,000 common shares under the ATM program at an average price of $13.05 per share for gross proceeds of $37.2 million.

(b)Stock options

Under the terms of the Company’s 2020 Long-Term Incentive Plan ("LTIP"), the maximum number of shares reserved for issuance under the LTIP is 8% of the issued shares on a rolling basis. Options may be exercisable over periods of up to ten years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. SHARE CAPITAL (continued)

(b)Stock options (continued)
The following table summarizes information about stock options outstanding as at June 30, 2020:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
4.69 - 5.00	719,500	4.78	0.51	719,500	4.78	0.51
5.01 - 10.00	3,987,723	8.51	8.02	1,516,831	8.53	7.28
10.01 - 15.00	2,669,063	11.45	3.55	2,010,067	11.07	1.71
15.01 - 20.00	891,928	15.94	8.19	100,000	16.06	1.15
20.01 - 126.01	144,895	53.85	1.18	144,895	53.85	1.18
	8,413,109	10.69	5.86	4,491,293	10.70	3.37

The movements in stock options issued during the six months ended June 30, 2020 and year ended December 31, 2019 are summarized as follows:

	Six Months Ended		Year Ended
	June 30, 2020		December 31, 2019
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the period	7,583,439	10.70	9,266,098	10.76
Granted	1,668,424	13.09	2,601,680	8.83
Exercised	(490,159)	7.73	(2,918,518)	7.54
Cancelled or expired	(348,595)	26.35	(1,365,821)	14.31
Balance, end of the period	8,413,109	10.69	7,583,439	10.70

During the six months ended June 30, 2020, the aggregate fair value of stock options granted was $7.4 million (December 31, 2019 - $8.5 million), or a weighted average fair value of $4.45 per stock option granted (December 31, 2019 - $3.26).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Six Months Ended	Year Ended
Assumption	Based on	June 30, 2020	December 31, 2019
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	1.35	2.01
Expected life (years)	Average of the expected vesting term and expiry term of the option	5.81	5.80
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	49.00	51.29
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	—	—

The weighted average closing share price at date of exercise for the six months ended June 30, 2020 was CAD$13.78 (December 31, 2019 - CAD$12.81).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. SHARE CAPITAL (continued)

(c)  Restricted Share Units

The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units ("RSU's") based on the value of the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU's in equity.

The associated compensation cost is recorded as share-based payments expense against equity reserves.

The following table summarizes the changes in RSU's for the six months ended June 30, 2020 and year ended December 31, 2019:

	Six Months Ended June 30, 2020		Year Ended December 31, 2019
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	128,944	10.36	—	—
Granted	211,192	15.72	274,520	9.67
Settled	(117,000)	10.32	(145,576)	9.06
Forfeited	(9,354)	15.93	—	—
Outstanding, end of the period	213,782	15.43	128,944	10.36

(d)  Performance Share Units

The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Performance Share Units ("PSU's"). The amount of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies. Unless otherwise stated, the awards typically vest three years from the grant date. The fair value of a PSU based on the value of the Company's share price at the date of grant and will be adjusted based on actual units issued on the vesting date. The Company intends to settle all PSU's in equity.

The following table summarizes the changes in PSU's granted to employees and consultants for the six months ended June 30, 2020:

	Six Months Ended June 30, 2020
	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	—	—
Granted	122,575	15.65
Forfeited	(5,744)	15.93
Outstanding, end of the period	116,831	15.64

(e)  Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. During the six months ended June 30, 2020, the Company repurchased and cancelled 275,000 common shares for a total consideration of $1.7 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange. No shares were repurchased during the six months ended June 30, 2019.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)  Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Trade receivables (related to concentrate sales)
Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)

Marketable securities	Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position
Silver futures derivatives
Foreign currency derivatives

Financial Instruments Measured at Amortized Cost	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Trade and other receivables
Trade and other payables
Debt facilities	Assumed to approximate carrying value as discount rate on
these instruments approximate the Company's credit risk.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 25

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a) Fair value and categories of financial instruments (continued)

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	June 30, 2020			December 31, 2019
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivables	$—	$—	$—	$1,182	$—	$1,182
Marketable securities (Note 13)	16,659	16,659	—	6,506	6,506	—
Foreign currency derivatives (Note 13)	—	—	—	982	982	—
Financial liabilities
Foreign currency derivatives (Note 18)	11,421	11,421	—	—	—	—

There were no transfers between levels 1, 2 and 3 during the six months ended June 30, 2020 and year ended December 31, 2019.

(b) Capital risk management

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, lease liabilities, net of cash and cash equivalents as follows:

	June 30, 2020	December 31, 2019
Equity	$645,006	$662,321
Debt facilities	149,136	155,818
Lease liabilities	20,396	21,936
Less: cash and cash equivalents	(95,230)	(169,009)
	$719,308	$671,066

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 19) and lease liabilities (Note 20). As at June 30, 2020 and December 31, 2019, the Company was in compliance with these covenants.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c) Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

        Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

The following table summarizes the maturities of the Company’s financial liabilities as at June 30, 2020 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$50,637	$50,637	$50,637	$—	$—	$—
Debt facilities	149,136	175,890	13,521	162,369	—	—
Lease liabilities	20,396	24,737	6,096	8,352	7,446	2,843
Other liabilities	4,468	4,468	—	—	—	4,468
	$224,637	$255,732	$70,254	$170,721	$7,446	$7,311

At June 30, 2020, the Company had working capital of $114.2 million (December 31, 2019 – $171.1 million). Total available liquidity at June 30, 2020 was $179.3 million, including $65.0 million of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If the Company needs additional liquidity to meet obligations, the Company may consider drawing on its debt facility, securing additional debt financing and/or equity financing.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c) Financial risk management (continued)

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	June 30, 2020
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign currency derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$7,643	$143	$—	$4,781	($1,788)	$—	$10,779	$1,078
Mexican peso	8,985	—	29,782	—	(33,321)	51,050	56,496	5,650
	$16,628	$143	$29,782	$4,781	($35,109)	$51,050	$67,275	$6,728

The Company utilizes certain derivatives to manage its foreign exchange exposures to the Mexican Peso (see Note 18).

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		June 30, 2020
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$1,724	$1,011	$2,735
	$1,724	$1,011	$2,735

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at June 30, 2020, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at June 30, 2020, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. SUPPLEMENTAL CASH FLOW INFORMATION

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2020	2019	2020	2019
Adjustments to reconcile net earnings to operating cash flows before movements in working capital:
Unrealized foreign exchange loss (gain) and other		$1,113	$805	($3,686)	$131
Unrealized (gain) loss from marketable securities and silver futures derivatives	13	(5,079)	1,268	(4,000)	651
		($3,966)	$2,073	($7,686)	$782
Net change in non-cash working capital items:
Decrease (increase) in trade and other receivables		$2,038	$186	$2,789	($2,144)
(Increase) decrease in value added taxes receivable		(2,833)	3,000	(2,014)	12,803
(Increase) decrease in inventories		(9,379)	(1,399)	(11,079)	3,155
Decrease (increase) in prepaid expenses and other		1,820	704	(2,216)	(1,008)
Decrease in income taxes payable		(357)	(1,502)	(839)	(3,437)
(Decrease) increase in trade and other payables		(1,908)	645	(8,023)	2,511
		($10,619)	$1,634	($21,382)	$11,880
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon settlement of RSUs		$37	$642	$916	$642
Transfer of share-based payments reserve upon exercise of options		$398	$238	$1,106	$508

As at June 30, 2020, cash and cash equivalents include $4.4 million (2019 - $5.2 million) that are held in-trust as bonds for tax audits in Mexico that are expected to be resolved within the next 12 months.

24. CONTINGENCIES AND OTHER MATTERS
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

Claims and Legal Proceedings Risks
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 29

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
24. CONTINGENCIES AND OTHER MATTERS (continued)
Primero Tax Rulings
When Primero acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required PEM to sell 100% of the silver produced from the San Dimas mine to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurance that the Servicio de Administración Tributaria ("SAT") would accept the PEM Realized Price as the price to use to calculate Mexican income taxes, Primero applied for and received an Advance Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the intent of an APA was to have SAT provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement was the PEM Realized Price. Under Mexican tax law, an APA ruling is generally applicable for a five year period and this ruling was made effective for 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes. The Company is continuing PEM's effort to vigorously defend the validity of its APA. If the SAT were successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT were successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $157.6 million (3,620 million MXN), before interest or penalties.

In 2019, as part of the ongoing annual audits of the PEM tax returns, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $214.1 million (4,919 million MXN) inclusive of interest, inflation, and penalties in violation of the terms of the APA (the "Reassessments"). The key items relate to the view that PEM should pay taxes based on the market price of silver and denial of the deductibility of interest expense and service fees in Mexico all of which the Company disagrees with. The Company continues to defend the APA in the Mexican legal proceedings, and initiated proceedings between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados, all of which were subsequently dismissed on a unilateral basis by Mexico’s competent tax authority ("Dismissals") in May 2020. The Company believes that the Dismissals have no basis and breach international obligations regarding double taxation treaties, and that the APA remains valid and legally binding. The Company will continue vigorously disputing the Reassessments, exhausting its domestic and international remedies.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Despite these extensive efforts and ongoing legal challenges to the Reassessments and the Dismissals, in April 2020, SAT issued notifications to PEM to attempt to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose its concessions and real properties.

The Company has challenged SAT’s Reassessments and Dismissals through all domestic means available to it, including a constitutional challenge (called an “amparo”) before a District Court, which has yet to be resolved, and a complaint before Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”), which determined that PEM has all legal remedies at its disposal and it has already challenged every SAT ruling, thus the matter must be decided by Mexican Courts. The Company believes that these actions are neither fair nor equitable and are discriminatory against the Company as a foreign investor and amount to a denial of justice under international law, in addition to violating various provisions of the Federal Constitution of the United Mexican States and Mexican domestic law, and Mexican court decisions. As a result, on May 13, 2020, the Company initiated an international arbitration proceeding against the Government of Mexico pursuant to the North American Free Trade Agreement ("NAFTA").

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 30

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
24. CONTINGENCIES AND OTHER MATTERS (continued)
Primero Tax Rulings (continued)
Based on the Company’s assessments with third party advisors, the Company believes Primero filed its tax returns compliant with applicable Mexican law and, therefore, no liability has been recognized in the financial statements. Due to the uncertainty in timing of resolution to this matter, which may take more than one year, the Company has classified its income taxes receivable of $16.0 million as non-current at June 30, 2020 as SAT is not expected to refund PEM’s income taxes paid until the dispute is resolved.

To the extent it is ultimately determined that the appropriate price of silver sales under the Old Stream Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

25. SUBSEQUENT EVENTS

Acquisition of Springpole Silver Stream from First Mining Gold Corp.

On July 2, 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream") located in Ontario, Canada. Under the agreement, First Majestic agreed to pay First Mining total upfront consideration of $22.5 million in cash and shares, over three payments, with ongoing payments of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the 3rd anniversary of production), as payable silver is delivered by First Mining.

Transaction consideration to be paid by First Majestic is summarized as follows:
•The first payment consisting of $2.5 million in cash and $7.5 million in First Majestic shares was paid to First Mining on July 2, 2020;
•The second payment consisting of $3.75 million in cash and $3.75 million First Majestic shares will be paid upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole;
•The third payment consisting of $2.5 million in cash and $2.5 million First Majestic shares will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole;

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production. First Mining has also granted First Majestic 30 million common share purchase warrants, each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years.

First Mining is a related party with two independent board members who are directors and/or officers of First Majestic.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 Second Quarter Report	Page 31